

May 25, 2007

James J. Bonsall
President and Chief Operating Officer
Tecumseh Products Company
100 East Patterson Street
Tecumseh, Michigan 49286

> **Re: Tecumseh Products Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 10, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 0-452**

Dear Mr. Bonsall:

We have reviewed the financial statements and related disclosures in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 39

1. We note your response to comment 3 in our letter dated February 2, 2007 regarding the increase in average days sales outstanding as of September 30, 2006 as compared to December 31, 2005. Specifically, we note that a portion of the increase in average days sales outstanding is that your largest customer in your Engine & Power Train Group increased as a percentage of accounts receivable and it has longer than normal

payment terms. Furthermore, we note that average days sales outstanding as of December 31, 2006 exceeded the number of days as of December 31, 2005 due in part for the same reason in addition to automotive customers in the Electrical Components Group average days sales outstanding also increased due to these customers becoming a larger portion of Electrical Components Group's accounts receivable balance and receiving more extended payment terms than other customers within Electrical Components Group. Please tell us and revise your disclosure in future filings to explain the cause for the customer in Engine & Power Train Group and the automotive customers in Electrical Components Group's increase as a percentage of accounts receivable as of December 31, 2006. If the explanation is due to an increase in sales, please also provide an explanation for this increase. Finally, please tell us why you have provided certain key customers with extended payment terms, including the benefit to you for extending such terms to the key customers in Engine & Power Train Group and the automotive customers in Electrical Components Group.

Significant Accounting Policies and Critical Accounting Estimates, page 46

2. There is a concern that your goodwill and other intangible assets may be impaired. In this regard, we note that your market capitalization has been significantly less than the net carrying value of your assets since December 31, 2003. We also note that the disparity between the two measures has increased dramatically through March 31, 2007. Therefore, it appears that an impairment charge is required given the SFAS 142 guidance that fair values be based on objective measures such as quoted market prices and marketplace assumptions.

Further, there is a concern that your goodwill impairment tests conducted during the fourth quarters of fiscal years 2005 and 2006 are not fully compliant with paragraph 24 of SFAS 142. The guidance therein requires that your cash flow estimates consider all available evidence and "incorporate assumptions that marketplace participants would use in their estimates of fair value." In this regard, the aggregate fair values of the reporting units may reasonably be expected to approximate the fair value of the combined entity. The consistent, material excess of net carrying value of your assets over your market capitalization appears to indicate that you may be using future cash flow assumptions that are materially different from the implied market-based assumptions inherent in the quoted market prices of your equity securities. As such, please provide us with a more detailed explanation regarding the fair value of each reporting unit exceeding carrying value by providing us with sufficient information to understand how the estimated fair value of the individual reporting units compares to the quoted market value of the entity taken as a whole. Refer to paragraphs 23-25 of SFAS 142 for additional guidance.

In this regard, we note that as of March 31, 2007 $109.1 million of goodwill and $51.9 million of other intangible assets have been allocated to the Electrical Components reportable segment. We further note that sales have been relatively flat over the three years ended December 31, 2006 with a downward profit trend for each of the three years ended December 31, 2006 and the three months ended March 31, 2007. On page 30 of your December 31, 2006 Form 10-K, you state that the $108 million goodwill impairment charge recognized during fiscal year 2005 for FASCO, the reporting unit in your Electrical Components segment, was due to your failure to achieve the 2005 business plan due to (a) expected market conditions; (b) deterioration of volumes; and (c) inability to recover higher commodity and transportation costs through price increases. These factors causing the impairment you recognized during fiscal year 2005 appear to continue to be negatively impacting FASCO's operating results and cash flows. While sales did increase in fiscal year 2006 by 4.8%, you note on page 33 of your December 31, 2006 Form 10-K that unit volumes were lower in the residential, commercial and automotive markets. In addition, you note that you lost market share in your automotive market. Furthermore, you recognized an operating loss of $4.7 million in fiscal year 2006 versus an operating profit of $7.5 million in fiscal year 2005. In this regard, you note that price increases were unable to cover increases in commodity costs by $10.7 million. Finally, you note that inefficiencies in materials management, high levels of personnel turnover and Oracle implementation issues at your Juarez, Mexico facility exceeded the purchasing and productivity improvements from other locations. For the three months ended March 31, 2007, your operating profits fell below the results of the comparative period due to volume declines and a less favorable product sales mix.

Finally, we note your disclosure on page 33 of your March 31, 2007 Form 10-Q that with the continued improvement initiatives, additional assets will become impaired and could have a significant impact to your consolidated financial position and future results of operations. Please tell us if you expect to record a material intangible asset impairment charge during the June 30, 2007 quarter. If no impairment charges are planned, please provide us with a detailed explanation of how your accounting for these assets complies with the quoted market prices / marketplace assumptions required to be taken into account per paragraphs 23 and 24 of SFAS 142. In order for us to better understand the company's accounting in this area, please also provide us with the SFAS 142 impairment tests performed in the fourth quarter of fiscal years 2005 and 2006. Please provide an explanation for the material assumptions therein in a sufficient amount of detail so that the reasonableness of the assumption can be clearly assessed. If there is a significant disparity between the forecast data and the comparable historical data in the company's filings, then please provide reconciling information. Also, we would expect to see an analysis of the range of possible outcomes as required by paragraph 24 of SFAS 142. Compliance with the guidance in Appendix E to SFAS 142 should be clearly evident. Finally, if any appraisals of your intangible assets have been obtained, please also provide us with copies of such appraisals or valuation reports.

3. We note that you are using the Ibbotson rate for the SIC code 3 as your discount rate in estimating discounted cash flows for testing goodwill for impairment. At December 31, 2006, you state this rate is 8.16%. It remains unclear to us why you are not using your cost of capital as your discount rate. As you note on page 42 of your 2006 Form 10-K, your weighted average debt interest rate is 10%. As equity instruments are typically riskier than debt instruments, the cost of equity should be at a higher rate than the cost of debt.

   Furthermore, the rate obtained from Ibbotson is an average of the companies included in the corresponding SIC code and should be adjusted depending on the risks associated with Tecumseh versus the other companies. In this regard, we note that your current beta is 1.88, which means your cost of equity is greater than companies within your SIC code. Finally, we note that you are using the Ibbotson rate for the SIC code 3 even though you are classified within SIC code 3585.

   Based on the above, please provide us with the following information:
   - How you determined the Ibbotson rate is representative of your cost of capital and is commensurate with the risk inherent in the expected cash flows in accordance with paragraph 24 and Appendix E of SFAS 142.
   - How you determined it is appropriate to use the Ibbotson rate for SIC code 3 instead of SIC code 3585.
   - Confirm to us that you are considering capital expenditures when estimating cash flows for step 1 of the goodwill impairment test.
   - The fair value and carrying value of Compressor – Indian and Electrical Components reporting unit for the September 30, 2006 interim test.
   - The fair value and carrying value of all reporting units with goodwill as of the fourth quarter of fiscal year 2006 impairment test.
   - The sensitivity analysis of the discount rate used as of September 30, 2006 and December 31, 2006 for the corresponding reporting units.

   If you determine that your discount rate should have been higher, please revise your goodwill impairment tests accordingly. Please provide us with the results of any revised tests for each reporting unit, as well.

4. We note that you have developed a business plan for fiscal year 2007 for which you have made assumptions that result in you achieving operating income improvements of approximately $94 million over fiscal year 2006 results. You further state that of this $94 million, $36 million has a high probability of achievement. However, for the remaining $58 million, you state that management is committed to achieving this

budgeted amount. Please confirm to us that you utilized this business plan in preparing your discounted cash flow estimates of reporting units' fair value. If you did not, please explain why you did not and how the estimates used for fiscal year 2007 that you did use differs from the 2007 business plan. If the 2007 business plan was used, please quantitatively and qualitatively explain to us how the assumptions used in the 2007 business plan to achieve the $94 million of improvements relates to the three reporting units with goodwill. Please tell us how each of the three reporting units actual results for the first quarter of fiscal year 2007 compared to the 2007 business plan.

Note 10. Debt, page 80

5. In future filings, please disclose your actual cumulative Adjusted EBITDA level for the most recent balance sheet date. Please also state the amount available under your credit agreements that would not result in a violation of your debt covenants. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

6. In future filings, please disclose the terms of the option agreements and the value of the option agreements entered into between your major shareholders and Tricap in connection with the November 13, 2006 amendments to your First and Second Lien Credit Agreements in addition to any other costs incurred to amend these agreements.

7. In future filings, please disclose the number of shares of common stock the Second Lien Credit Holder was granted through warrants and the exercise price of those warrants.

Note 16. Impairments, Restructuring Charges, and Other Items, page 92

8. We note in fiscal year 2006 that you recognized $24.1 million for the impairment of long-lived assets in the Engine Group, which represents 20.5% of consolidated operating loss for fiscal year 2006. As such, please include the disclosures required by paragraphs 26.a. and 26.c. of SFAS 144 in future filings.

Note 19. Quarterly Financial Data – Unaudited, page 96

9. We note from your Form 8-K filed on April 16, 2007 that you recognized a $7.6 million write-off of inventories within cost of sales during the fourth quarter of 2006. However, you did not disclose this material transaction within your footnote disclosure or MD&A. In future filings, please include disclosures, here or in MD&A, for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter such as this transaction. Refer to Item 302(A) of Regulation S-K for guidance.

Item 15. Exhibits and Financial Statement Schedules, page 101

10. We note that you have not included your schedule of valuation and qualifying
accounts for each income statement period, as required by Article 5-04 of Regulation
S-X. We assume that you have not included this financial information due to
immateriality. As such, please confirm to us that bad debt expense is immaterial to
income (loss) from continuing operations before taxes for each period presented.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 1, page 6

11. We note that you have removed TMT Motoco's assets and liabilities from your
consolidated balance sheets as of March 31, 2007. In addition, it does not appear that
you are accounting for your ownership of TMT Motoco under the equity method of
accounting either. Please tell us how you are or are not reflecting TMT Motoco in
your consolidated financial statements, including the authoritative literature
supporting your accounting.

*   *   *   *

Please respond to these comments within 10 business days or tell us by then when
you will provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure
in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief